Filed by Crown Castle International Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Global Signal Inc.
Commission File No.: 001-32168

Cautionary Language Regarding Forward-Looking Statements

This document and the information contained herein contain forward-looking statements and information that are based on the current expectations of the management of Crown Castle International Corp. (“Crown Castle”). Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Information about potential risk factors which could affect our results is included in our filings with the Securities and Exchange Commission, which are available at the SEC’s website at http://www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. The information set forth herein speaks only as of the date hereof, and Crown Castle disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this filing.

Additional Information and Where to Find It

In connection with the contemplated Crown Castle and Global Signal merger (“Proposed Transaction”), Crown Castle plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF CROWN CASTLE AND GLOBAL SIGNAL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CROWN CASTLE, GLOBAL SIGNAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Crown Castle and Global Signal will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Crown Castle and Global Signal, without charge, at the SEC’s website at http://www.sec.gov. These documents may also be obtained for free from Crown Castle by directing a request to Crown Castle International Corp., Investor Relations, 510 Bering Drive, Suite 600, Houston, Texas 77057 or for free from Global Signal by directing a request to Global Signal Inc. at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232-6427, Attention: Secretary.

Participants in the Solicitation

Neither Crown Castle nor Global Signal is currently engaged in a solicitation of proxies from the security holders of Crown Castle or Global Signal in connection with the Proposed Transaction. If a proxy solicitation commences, Crown Castle, Global Signal and their respective directors and executive officers and other members of management may be deemed to be participants in such solicitation. Information regarding Crown Castle’s directors and executive officers is available in Crown Castle’s Annual Report on Form 10-K for the year ended December 31, 2005, and the proxy statement, dated April 11, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Information regarding Global Signal’s directors and executive officers is available in Global Signal’s Annual Report on Form 10-K for the year ended December 31, 2005 and the proxy statement, dated April 12, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such directors and executive officers will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

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This filing relates to a planned business combination (“Contemplated Merger”) between Crown Castle and Global Signal Inc. (“Global Signal”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 5, 2006 (“Merger Agreement”), by and among Crown Castle, Global Signal and CCGS Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Crown Castle. The Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by the Company on October 11, 2006.

The following is a transcript of selected portions of a conference call held on October 26, 2006 by members of Crown Castle’s management to discuss financial results for the quarter ended September 30, 2006, including discussion of the Contemplated Merger. An archived copy of the conference call and the complete transcript has been posted and is accessible on the Crown Castle website at www.crowncastle.com.

CROWN CASTLE INTERNATIONAL CORP.

Third Quarter Financial Results Conference

October 26, 2006, 10:30 a.m. ET

Operator	Good morning, ladies and gentlemen, and welcome to Crown Castle International’s third quarter earnings conference call. At this time all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star followed by the zero. As a reminder, this call is being recorded Thursday, October 26, 2006.

I would now like to turn the conference over to Jay Brown, Crown Castle’s Treasurer. Please go ahead, sir.

Jay Brown	Good morning, everyone, and thank you for joining us as we review our third quarter 2006 results. With me on the call this morning are John Kelly, Crown Castle’s Chief Executive Officer, and Ben Moreland, Crown Castle’s Chief Financial Officer.

This conference call will contain certain forward-looking statements and information based on management’s current expectations. Although the company believes that such expectations reflected in these forward-looking statements are reasonable, it can give no assurances that such expectations will have proved to have been correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions.

Information about the risk factors that could affect the company’s financial results are available in the press release and in the risk factor section of the company’s filings with the SEC. Should one or more of these risks or other uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. In addition, today’s call will include discussions of certain non-GAAP financial measures including adjusted EBITDA, recurring cash flow and recurring cash flow per share. Tables reconciling these non-GAAP financial measures are available under the investor’s section of the company’s website at crowncastle.com.

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With that, I’ll turn the call over to Ben.

Ben Moreland	Thanks, Jay, and good morning, everyone. As you’ve seen in the release, we had another excellent quarter, exceeding our outlook in virtually every measure, and are pleased to share the highlights with you this morning.

During the third quarter we generated revenues of $200.9 million. Of that, site rental revenue increased $26.2 million to $179 million, or up approximately 17% from the third quarter of 2005.

Service revenue was $21.9 million.

Gross margin from site rental revenue, defined as tower revenues less the cost of operations, was $123.7 million, an increase of $21.6 million or up 21% from $102 million for the third quarter of 2005.

Adjusted EBITDA for the third quarter was $110.2 million, an increase of $24.5 million or up 29% from the third quarter of 2005.

Capital expenditures during the quarter were $30.7 million broken out as follows: sustaining cap ex, $2.2 million in the quarter; revenue generating capital expenditures application $28.4 million, comprised of $8.7 million of cap ex for revenue enhancement on existing sites; $6.8 million for land purchases, $12.9 million for construction of new sites.

For the third quarter, recurring cash flow, defined as adjusted EBITDA less interest expense and less sustaining capital expenditures, was $61.6 million, an increase of $7.9 million or up 15% from $53.6 million in the third quarter of 2005. This includes approximately $13 million of additional interest expense from the $705 million of additional borrowings in June this year, the bulk of which was used to purchase our shares.

Annualized recurring cash flow per share increased approximately 24% to $1.24 per share for the third quarter of 2006, up from $1.00 per share for the third quarter of 2005, even after the short term dilutive effect of borrowing to purchase our shares.

Turning to the balance sheet. As of the end of the third quarter, securitized tower revenue notes totaled $1.9 billion for the quarter and other debt totaled $1.1 billion for total debt at the end of the quarter of $3 billion. The other debt was comprised of our corporate credit facility which was drawn $1 billion and approximately $64 million of our 4% convertible notes. We also had approximately $312.6 million of the 6 1/4 % convertible preferred outstanding as of September 30.

As we’ve discussed in previous quarters, we continue to invest in our own

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assets through the purchase of our shares. In July, we invested $178 million to purchase 5.2 million shares at an average price of $34.22 per share. During the full year-to-date 2006 we have purchased approximately 15.9 million shares using approximately $518 million in cash to reduce common shares outstanding by approximately 7%.

In total, since January 1, 2003, we have spent $1.4 billion to reduce our fully diluted shares by approximately 66 million shares, or 24%, including the potential conversion of the 4% notes which had the right to convert at $10.83 and our 8 1/4% preferred stock which had a right to convert at $26.875

Continuing our historical practice of investing in our business through share purchases, we have agreed to use up to $550 million of cash to acquire Global Signal shares in the acquisition, thereby reducing pro forma shares in the combined company post-closing. As previously disclosed, we also redeemed our 10 3/4% and 9 3/8% senior notes on August 1st which had approximately 10 million and 1.7 million outstanding, respectively, at June 30 for approximately $12.7 million including accrued interest.

As we have discussed previously, we continue to work on refinancing our balance sheet which may include an additional offering of securitized notes. We have entered into $1 billion of hedge agreements that insulate ourselves from fluctuations in LIBOR swap rates in contemplation of the refinancing of our existing credit facility. This potential interest savings is not reflected in our fourth quarter outlook for interest expense. Any refinancing we contemplate will be in line with our initiatives both to reduce interest costs and maintain investment flexibility.

We continue to be excited about our pending transaction with Global Signal. As we discussed in our call earlier this month, we continue to believe that this acquisition will be long-term accretive to our already solid growth expectations for site rental revenue, Adjusted EBITDA and most importantly, recurring cash flow per share.

Finally, this performance fundamentally is the result of terrific operating results highlighted by this quarter where site rental revenue grew 17%, site rental gross margin grew 21% and adjusted EBITDA grew 29%.

With that, I’ll be pleased to turn the call over to John Kelly.

John Kelly	Thanks, Ben, and thanks to all of you for joining our call this morning. As I mentioned in the press release I’m very happy with our performance this quarter.

We continue to grow faster than our internal growth rates that we have discussed with you previously, which I would remind you are 8% to 10% annual site rental growth, 10% to 12% annual adjusted EBITDA growth and the 20% to 25% annual growth in recurring cash flow per share, and, as Ben just mentioned, grew faster in those particular metrics as we look forward to the end of the year by a large margin.

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The backdrop for our growth is the continuation of a trend I’ve indicated in previous calls and that is the migration of wireline telephony to wireless telephony services. Wireless subscribers are up again. The Cellular Telecommunications and Internet Association announced that at the end of June 2006 U.S. wireless subscribers were up approximately 25 million, just slightly less than the record. We now have a little over 219 million total wireless subscribers in the United States. In addition, today 8.4% of U.S. households are wireless only, meaning they don’t have wireline services in their homes.

As important as wireless subscriber growth is for our company and the tower industry in general, growth in wireless minutes of use is even more important. According to the CTIA, more than 850 billion wireless minutes were consumed in the first half of 2006. That’s up 27% from the first half of 2005. Sixty-five billion SMS messages were sent by wireless devices in the first six months of 2006. That’s up a staggering 99% from 2005. And very important for our wireless carrier customers, wireless data service revenue grew to $6.5 billion in the first half of 2006. That’s up 70% over the first half of 2005. In addition, wireless data revenues now contribute almost 11% of all wireless service revenue.

Finally, our wireless carrier customers are doing well, recording revenues of $60.5 billion in the first half of 2006. That’s up 8.6% from the same period in 2005.

Recent results by some of our customers reinforce the broader industry statistics. Cingular reported excellent results in the third quarter, more than tripling its net income while adding 1.4 million new customers in the quarter. Cingular’s average revenue per user was up slightly in the third quarter as well with data revenue increasing 46% year-over-year to $6.32 per month per user.

Bell South who as you know owns 40% of Cingular, reported healthy growth in their net income due substantially to the contribution from Cingular. At the same time, Bell South reported that they continue to see a deterioration in their traditional fixed line business with total access lines falling by 6.9%.

As exciting as this growth in data use is, I believe we are still at the tip of the iceberg. A study released recently by TNS Global Technology Insights indicates that just 16% of U.S. wireless consumers have 3G equipped handsets and of those that do have a 3G handset, only 10% make use of the full functionality 3G provides. The study equated this to the evolution from dial up internet access to DSL and cable modem adoption foreshadowing better and more data use in the years ahead.

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In my opinion, as the migration from wireline telephony to wireless telephony services continues and the need for vertical real estate grows, Crown Castle will clearly benefit.

Crown Castle spends a significant amount of time working with our customers to determine how to better meet their needs. We survey our customers once a quarter in a number of areas and work hard to ensure that we are the best tower company in their eyes, improving in those areas that they identify. One thing that is clear to us is our customers’ desire to have efficient co-location options available to them when they need it, where they need it.

As I’ve discussed previously, our web based site search tool identifies for our carrier customers which existing tower site among all publicly available tower sites best meets the customer’s radio engineering need. If the site that best meets their need doesn’t happen to be a Crown Castle site, our database automatically identifies which other tower site does meet their need. As we encounter situations where Crown Castle doesn’t have a site in the area our customer needs one and we identify the alternatives available for our customer, we regularly get feedback that the customer would have preferred that Crown Castle had an available solution. This, we believe, is primarily based on our continued focus on making the process to co-locate on one of our towers even more efficient.

Three weeks back, we announced our definitive agreement to acquire Global Signal in a deal that will bring Crown Castle over 10,650 additional tower sites with 78% of these sites in the top 100 U.S. markets and almost 40% of these sites in the top 25 U.S. markets. Pro forma, Crown Castle will own over 23,500 towers with 16,000 towers in the top 100 U.S. markets - more than any other tower company.

In addition, as a result of this transaction, we will be adding seven new top 50 markets to our portfolio including Los Angeles, Detroit, Minneapolis/St. Paul, Portland, Oregon, Las Vegas, Milwaukee and Kansas City.

Top 100 markets as you can imagine is clearly important because as new wireless networks are deployed or new wireless applications are rolled out on existing wireless networks, wireless carriers focus on the most populated areas first. Moreover, when we analyzed the Global Signal portfolio using our proprietary lease forecasting tool, we determined which current customers need which specific towers giving us the comfort that post-close we’ll be in an even better position to assist our customers with their co-location needs.

From a shareholder perspective, owning more towers may not be beneficial unless the growth prospects relative to the price paid is accretive. As is the case with all of our investment decisions, we carefully evaluate what we think an investment will mean to our recurring cash flow per share measure.

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As we have stated many times, our long-term objective is to produce annual growth and recurring cash flow per share in the 20% to 25% range. I say long-term objective because in the near term we have been consistently beating that growth objective.

We believe that based on our SouthPointe leasing analysis, that the merger will enhance our ability to generate long-term growth in cash flow per share of 20% to 25%. So, the combination of helping our customers with their network needs while advantaging our shareholders makes this a compelling transaction in our view.

As mentioned in the press release, while we are very excited about the proposed combination, we are not taking our eye off the ball in meeting our current business objectives. We have established a dedicated group of professionals from our company in each of the operating disciplines and they’re being assisted by representatives from Global Signal, and they’re formulating all of the integration planning and then they’ll be responsible for executing the integration of Global Signal into Crown Castle post-close. Those teams are making great progress, and I believe we will be in an excellent position post-close to assimilate these new assets into Crown Castle without compromising the service that we currently deliver to our customers.

At the same time I’m confident that we will continue to deliver for our current customers on our current towers during this interim period before close.

Consistent with our theme of helping our customers efficiently deploy their wireless networks and net wireless applications, we’ve continued to make operational progress with our Modeo initiative. We firmly believe, and wireless carriers have agreed, that in the long-term it is necessary to establish an alternative way of distributing what I’ll call mass media content to wireless subscribers. We need to do this more efficiently than the one-to-one approach used in wireless networks today.

A multicasting network architecture similar to the one employed by Modeo will more efficiently deliver content, content such as news, sports, things like that that a lot of wireless subscribers want to watch at the same time.

User specific media content, content that select users are interested in watching at any given point in time, could then be distributed using the new 3G networks being deployed today.

To assist our customers with efficiently delivering video content, we expect to wrap up in the next two months the last few sites necessary to launch the Modeo network in New York City. This will not be a commercial launch in that we have not currently finalized a distribution contract with any of the major wireless carriers. However, this network launch will be, we believe, the largest, most sophisticated network launch of mobile television in the United States.

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This network will give our customers the ability to see how Modeo performs in a large, complex, urban market.

In the following weeks, we will provide a number of you with a website address at which you can request a Modeo DVB-H handset. For those of you that are Cingular or T-Mobile subscribers, you can take the SIM card out of your existing phone and plug it into your Modeo DVB-H phone. You’ll then have the same mobile phone number you currently have with Cingular or T-Mobile but add to that all the functionality of Modeo’s DVB-H media network in the New York City area.

Your participation, along with that of our wireless carriers will demonstrate we believe, the exciting future for mobile television and the role Modeo can play in that space.

Also on our last call we discussed the options we were pursuing to raise outside capital to fund the deployment of the Modeo network beyond New York City. At this time, we have not been able to reach terms with any of the parties with whom we are engaged. We believe that is because those investors are equally interested in the New York City launch and the wireless carrier reaction to this launch. As such, all of our efforts will be on deploying New York City this year and then we’ll be determining our next steps for Modeo after that.

So, as I wrap up but before I turn the call over for questions, as we sit here today we are looking at wrapping up a very good year. We are very excited about the growth our company is generating, some 40% on the recurring cash flow per share metric based on guidance for the year. I believe our people are among the best in this industry and we all look forward to successfully finishing out the year with our sights set on what we believe will be an exciting new year after the close of our Global Signal transaction.

With that, I’ll turn the call back over to the operator who will coordinate the questions.

Operator	Thank you, sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by one on your pushbutton phone. If you’d like to decline from the polling process, press the star followed by two. You will hear a three tone prompt acknowledging your selection and your questions will be polled in the order they are received. If you are using speaker phone you will need to lift the handset before pressing the numbers. One moment please for the first question.

Our first question comes from David Barden with Bank of America Securities. Please go ahead.

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David Burden	Hey guys, thanks. Congrats on the quarter. A couple of questions. First was as we look ahead to the next quarter in anticipation of the Global Signal deal closing, obviously you guys have pointed out that leveraging your systems will be an opportunity to try to ramp up the sales rate at Global Signal in their portfolio. Are you planning or do you see any need to make incremental investments, either capital or operating related in order to get those systems ready for this deal to occur?

The second question would be, Ben, could you talk about the delta between a hedge rate and a credit facility in terms of what kind of savings we could look for there?

Then the last thing just to tie it off, you mentioned the internal options investigation that you had done to look at that topic last quarter. I want to make sure that that had come to a complete and total dead end. Thanks a lot.

John Kelly	Alright, David. I’ll grab the first question and then Ben can grab the second and we can both talk to the last question about the informal investigation we had discussed at the last call.

As far as the cap ex for the systems is concerned, no, these systems are scalable to be able to accommodate the additional towers that we will be getting in the transaction with Global Signal, the 10,650 towers. So, there isn’t incremental large cap ex expenditures necessary to incorporate them.

If anything, it’s clearly what gives us the comfort once identifying what leasing prospects we see and that’s what we’ve been doing certainly pre the announcement of the transaction, using the Project SouthPointe internal tool. We know which customers, which towers. We load that data then into our database and we’re in a position to effectively offer those towers in the same way we’re been offering ours, quickly post close. That’s what the aim of our integration teams is and that’s what we are confident in talking about.

We’re comfortable that we’re going to be able to unlock the potential that we have identified in those towers faster than would have been the case were Global Signal continuing to develop all those systems internally.

Ben Moreland	David, on the cost of the debt question, if you just look at the billion dollar term loan that we have outstanding today, and I say if we’re successful because you know we always caveat these things until we’re done, we’re not done. But the savings just on that billion could be in the 175 to 200 basis point range if we’re successful in the securitized notes market. We may choose to go further than that and finance some or up to all of the cash consideration that we have in the transaction for Global Signal, which would be at incrementally higher spreads.

We hate to give you a prediction there, but substantial savings obviously from what we’re currently seeing on the billion dollars and what we would have expected to see in the bank or term loan market had we undertaken that additional $550 million in that market. Again, we’ll put that in the forecast for 2007 as and when we get that completed, assuming that we do.

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I would also add that the billion dollar swap is in and around 5.22 so really kind of at the money. It has fluctuated some but basically 5.22; so, you can, from there put the spread on top of that. Our last deal, the spread was about .62 over, so if we go all the way down into essentially even double B ranges, the total blended spread may be a little higher because we’re accessing proportionately a little bit more leverage to get to the $550 additional proceeds. But that’s kind of where we are and it would all be fixed rate because of the swap that’s already in place and the terms of the notes.

On the third question, really all we can say to the question on the options investigation, the informal inquiry that the SEC is conducting. We have cooperated promptly and fully with all of their requests and really have nothing else to add today, nor do we have anything that suggests that our previous disclosure on the matter requires updating or is not correct. That’s about all I can say on that, and we obviously don’t speak for the SEC or their timeline.

David Barden	Alright, guys, great. Thanks a lot.

Operator	Our next question comes from Jonathon Atkin with RBC Capital Markets. Please go ahead.

Jonathon Atkin	Good morning. Was curious about the timing of the mobile video trial. Was that in the next several weeks or roughly what timeframe might these units be available?

Then with regard to 2007, any sense that you can give us of what perhaps the outlook would be for site leasing revenue growth for CCI stand-alone?

John Kelly	Jonathon, on the Modeo side, again the last few sites are under construction in New York City at this point, and those will be coming on in the next couple of months so the network launch will be by the end of the year.

What we’re going to do is make available - we can’t accommodate everybody on this call and everyone else that has otherwise expressed an interest, so I want to put that point out there right now. Unfortunately, some of you that are interested are not going to be able to be participants in this when it first launches. We’ll try to get as many of you as we can.

That website address, Jonathon, will be coming out in the next few weeks, I’d say. Hopefully, the first couple of weeks of November. That’ll be a process through which then you can get the fulfillment. We’ll send you out the DVB-H unit, as I mentioned in the prepared remarks. If you happen to be a Cingular or T-Mobile subscriber, really in any part of the country, you can go ahead and take the SIM card out of your existing unit and put it into this DVB-H phone. All the same phone number, functionality that you otherwise

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get with Cingular and/or T-Mobile and still continue to be provided through your DVB-H handset but you now also get all the video and audio feeds. That’ll be coming through to your DVB-H handset when you’re in the New York City area.

If you happen to be a resident of an area out of New York City, the only place that it’s going to work on the DVB-H side, your T-Mobile or Cingular service will work wherever else, but the DVB-H will only be working in the New York City area.

In the next few weeks look for that website address. As I said, unfortunately we won’t be able to accommodate everybody’s request but we’re going to try to be able to get to as many of you as possible so that you can see it firsthand.

Ben Moreland	Jon, on your second question on site growth. I would say our sales teams have already moved beyond thinking about our portfolio as an old stand-alone, core, legacy portfolio, and they’re already working on the forecast for the full 23,000 sites. You’re probably safe in assuming as John outlined our metrics, the 8% to 10% revenue growth, 10% to 12% EBITDA growth and the 20% to 25% recurring cash flow growth. You can bet we’re certainly not changing that outlook, that view. Post this transaction as we’ve indicated, we think, at the margin, this is accretive to all of those growth rates.

We debated whether or not we’d put out Crown Castle legacy company guidance for 2007. I just don’t think that helps anybody because we fully expect that we’re going to be closing this early in the new year if not even possibly at the end of this year but probably early in the new year, and that’ll be the number you ought to be focused on. Certainly, our teams are already planning that way, so we’re not even doing the budget based upon that way.

Jonathon Atkin	Then one-timers, I may have missed that. Can you go over whether that had any substantial impact ... ?

Ben Moreland	Nothing significant this quarter in terms of one time.

Jonathon Atkin	Great. Thank you very much.

Management	Thanks, Jonathon.

Operator	Our next question comes from Ric Prentiss with Raymond James. Please go ahead.

Ric Prentiss	Good morning, guys.

Management	Good morning, Ric.

Ric Prentiss	A couple of things. One, can you talk to what the organic growth rate is? You mentioned your revenue growth rate and cash flow growth rate. Was there any significant difference between organic and total given any M&A activities or anything else?

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Second, Australia had a significant one-timer last year though. Can you talk a little bit about what you’re really seeing in the Australian assets? Actually very nice increase in the EBITDA guidance. Can you talk to us a little bit about what seems to be going on there to improve things in the third quarter and looks like it’s carrying into fourth quarter that appears to be G&A related?

Ben Moreland	Yes, Ric. I’ll try to remember all of those. On the organic versus total, it’s about 90% organic. If you look at the full year guidance for say EBITDA growth, it makes about 300 basis points difference if you were to strip out the Mountain Union transaction, if you will. So, that’s the difference. We obviously focus on organic first and foremost as the way to drive real value here so it’s really not heavily skewed by the acquisition of the Mountain Union sites that we did.

Australia did have an out-of-period adjustment last year, coincidentally, positive, and a small one, not material, this quarter, negative. So, naturally, that’s why it looks like there’s no growth quarter-to-quarter, and we put that little note in the press release just to make sure you guys understood that we didn’t miss that.

If you do look year-over-year, and we don’t give you guidance obviously full year on Australia, but it looks to us like full year-over-year we’re getting very substantial growth, very comparable to the U.S. business, actually a little bit higher if you look at constant currency. It looks like EBITDA growth of about 30% plus. So, we are very comfortable with the trends we see in that business notwithstanding this one quarter little bump which made it look funny this quarter.

Then, on the continuing to extend the EBITDA guidance, it’s not so much G&A as it is the continuing out-performance in our very conservative and delicate outlook we give around our services business. You know we’ve been very careful to forecast that because it is volatile and it certainly can go down, and we’ve seen that happen before. We continue to see very good traction on customers wanting us to facilitate the deployment on our sites, and that’s typically all we’re doing with very nice margins.

We’re continuing to see that business be very strong this year. As we’ve come through the year we kept expecting it to slow down, and frankly, it hasn’t. So that’s a significant contributor as well as the out-performance on the site rental margin to the continued growth in EBITDA. It’s not so much G&A. G&A’s pretty well running flat.

Ric Prentiss	Okay. Then two other quick questions. We just got off the Sprint call and they were making a very large emphasis on how important EVDO’s going to be, how important EVDO revision A or Rev A’s going to be.

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John, can you talk a little bit about what you think the benefit of having the Global Signal towers will be in capturing whatever might be happening with the Sprint build-outs?

John Kelly	One of the things, Ric, that we certainly have noticed when Cingular and Verizon have undergone their upgrades to 3G on their networks was that by virtue of the number of the sites that we own, the ones that they had sold to us originally as part of their outsourcing deals, we get a very healthy benefit as they upgrade all their existing sites first. Then, they start doing fill-in around that to complement the data density that’s otherwise necessary.

They’re adding antennas and lines to all the existing sites as their engineering requires, and it depends upon the carrier as far as what they decide to exactly do as their upgrading. Because you will hear things like they could just do it with a card swap or a card addition. They could do that.

But, what we find is that, given that data is becoming a more material element of what consumers are looking for, 11% of wireless service revenues now as I mentioned in the prepared remarks, the carriers are really ensuring that they’re delivering high quality data services to their customers, and in so doing, in many cases, are adding antennas and lines.

So, we saw that benefit in the Cingular and Verizon upgrades and would expect that with the Global Signal portfolio, given the fact that they had acquired the Sprint sites’ locations, thereby having a disproportionately larger exposure to Sprint, that you’d be able to see that benefit coming from Sprint’s desire to upgrade as well.

I point out again that the financial results that are being reported by the industry as a whole and some of these carriers, most notably here Cingular in terms of the earlier week, not having had an opportunity to look at the Sprint numbers, given they just have been released this morning. Data is becoming a bigger and bigger part of what consumers are looking for in their service.

As the wireless carriers continue to make inroads with enterprise sales, selling data cards and the like, I think this is going to continue to grow. As such, the carriers clearly are going to see economic return for their investment in the network but in order to ensure that they are providing service to the customers that the customers expect, they have to make certain that they’ve built the network to, in fact, accommodate that high speed data service wherever the consumer happens to be in that geographic area.

So, a long answer to the question. I think we’re going to see similar benefits as we saw with Cingular and Verizon as we close on Global Signal and, otherwise, have the large Sprint exposure as they upgrade their network.

Ric Prentiss	Let me ask one quick one. I apologize for going so long but I’ve got a question that was asked of me the other day that I didn’t know the answer to which always bothers me.

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With the Global Signal transaction, Global Signal being a REIT, what’s going to happen to the dividend there? They’ve already declared the third quarter dividend. Will the fourth quarter dividend be paid? Does it need to be pro rata if you close it early ‘07 versus late ‘06? Is there any kind of issue there, Ben? I’m not really that familiar what has to happen when somebody buys a REIT.

Ben Moreland	Yeah, they’ve already announced they will not be paying a fourth quarter dividend.

Ric Prentiss	Thanks. Good luck.

Management	Thanks.

Operator	Our next question comes from Clay Moran with Stanford Group. Please go ahead.

Clay Moran	Good morning. A couple of questions. Can you give us the expenditures for Modeo year-to-date? Maybe what’s included in the full year numbers and if you could break it out by operating and capital, that’d be good. Also, on the services business, how is that contributing to EBITDA for the full year?

Then lastly, you mentioned that recurring free cash flow per share was up 40%, originally you were looking for 30%. Could you elaborate on what’s driving the out-performance? Is it almost all coming from increased activity from the Big Four carriers? How much maybe is coming from the regional or other emerging carriers? Thank you.

Ben Moreland	Let’s see if I can get across most of those, Clay. On the cap ex this last quarter, as you’ll see in the Q, and we’ve disclosed it, obviously we segment report Modeo. This last quarter we spent about $10 million in capital and about $2 in op ex. Our op ex run rate is about that going forward, so it’s really been that run rate for some time. We’ve talked about that. We’re spending in the $10 million range of G&A or negative EBITDA burn, if you will, around Modeo. This last quarter we’ve spent about $10 million on cap ex and you’ll see that in the Q as you do every quarter.

Then, going forward, just to finish up the New York network and some other things that are odds and ends, it’ll be around that same range for the fourth quarter on Modeo. That should basically complete this New York activity that we’ve talked about.

Then on the services business, we report that every quarter as well. If you look at our services margin full year, it’s going to be in the $28 to $30 million range full year. We don’t give you specific service margin guidance but you’ve obviously got three quarters of that reported, and if you look forward into what we think in the fourth quarter, somewhere in that $28 to $30 million range is what we think.

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C. Moran	Ben, can I cut you off there? Is that EBITDA contribution or is that gross margin?

Ben Moreland	Yes. It’s one and the same because we look at G&A really as a total G&A number in the company so the gross margin is a direct contribution, if you will.

Then if you look at the out-performance of the 30 versus 40, it’s pretty amazing to us. In terms of site rental revenue out-performance it’s been very strong. That has driven a lot of that. As I said in my remarks, had we not taken on the debt in the summer to buy the shares, literally, it would have been about 48% versus 40%, but, as you understand, when you’re borrowing at the margin at about 7.5%, and you’re buying shares on a nominal yield of about 3.5% in that equation, it’s dilutive for the first couple of years, so it brings that back down.

In effect, when we started guidance at this time last year for ‘06, our total interest expense guidance was about $115 million. It’s actually going to be, as you know, about $165 million. So, substantially, $50 million more of interest expense we’ve been able to undertake this year and still out-perform recurring cash flow by about $10 million. And we’ve been able to take that extra $50 million of interest expense, obviously, and borrow that amount, the $700 million or so, and we’ve spent it on the Mountain Union transaction and shrinking the share count 7%.

When you think about the composition of that 40% growth and how that positions the company going forward, we’ve effectively spent the out-performance in the form of 7% less shares plus another 460 towers. So, the growth prospect going forward is that much more enhanced.

It’s clearly more than just one year out-performance because it positions you then to, frankly, only have 93% of the mouths to feed next year plus 460 towers.

John Kelly	A couple of wrap-ups, Clay. You were asking about the customer side of the equation. We had a nice quarter, but the Big Four to your specific question, represented about 65% of the total adds in the third quarter with the remainder coming from people like the regionals. Nice activity from the Crickets, as you can imagine, with the number of new markets that they launched. Metro PCS, then every other name is pretty much on the list that I’m looking at in terms of other regional carriers. We’re also seeing nice activity from Emerging Technologies which would include people like Clearwire and FiberTower.

Then, something else that you don’t necessarily hear us talking a lot about, but we put a significant internal initiative on ensuring that we’re also reaching out to government agencies. There’s a lot of government need for vertical real estate. We’re seeing a pick up in that other category as it were

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from government agencies. A lot of work going on with the state agencies, and that’s contributing as well. So, the combination of all of those other names that I just mentioned to you was about 35% with the Big Four being 65%.

Then, the last point on Modeo, as Ben was going through the numbers, that was to, in fact, finish New York as we had been previously discussing with all of you. Post New York, what we have indicated to you is we don’t need to fund that on our own balance sheet by virtue of the fact that, as we’ve indicated, we’re looking to outside capital to do that in whatever form it takes, whether that happens to be a non-controlling interest that’s invested or a controlling interest that’s invested. Our aim has been to ensure that we have assisted our customers with deploying a new, more efficient approach to delivering video content.

New York is absolutely going to be an example of how Modeo will be able to operate in that type of an urban marketplace. So there really is no need to do anything beyond that from our standpoint from a funding perspective because it’s at that juncture going to be proven up for our customers and for the investment community as to how Modeo operates.

From there, we will either be raising outside capital in a non-controlling interest or we could be raising capital in a controlling interest as I mentioned before. And that you’ll be hearing about certainly on the next call, more updates on it because New York will have launched and we’ll have had users running around using it, both yourselves and customers.

So, I wanted to make certain that I put those numbers in context because really post-4Q, there is no need to continue the bigger cap ex numbers that we’ve been spending in the last couple of quarters building New York.

C. Moran	Thank you.

Operator	Our next question comes from Anthony Klarman with Deutsche Bank. Please go ahead.

Anthony Klarman	Thanks. A couple of questions that weren’t asked. If I go back and look historically at the Global Signal numbers and a lot obviously changed there over time as they made acquisitions, but the organic growth was certainly below what your organic growth was if you try to peel away escalators and acquisitions.

I’m wondering what gives you the comfort level that there won’t be at least some up front dilution to your growth rate as you pull the synergies from the transaction out over time and perhaps more effectively try to market their portfolio with the combined Crown Castle portfolio as a solution for wireless providers?

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Ben Moreland	Anthony, there’s two ways I’ll answer that question, both of which we considered long and hard as we were looking at this transaction. The first is as we were able to really evaluate all of the detail around Global Signal, the gross leasing adds were actually quite reasonable. They actually had some churn earlier in the year, one time in nature. They also had some FAS 13 adjustments which were one time in nature. When we looked at the gross top line adds, it was quite respectable. Not quite what we’re doing but quite respectable.

Again, the second way I would evaluate that issue because it was obviously the critical issue in our evaluation of the transaction, was, in fact, them having comparatively less revenue per tower and less gross margin per tower, they’ve got about 65% of our gross margin per tower. A $1 of revenue growth on their sites is obviously worth more in terms of growth than it is on our sites.

I want to be clear for everyone. You don’t necessarily have to assume that they lease those sites as rapidly in terms of dollars of new revenue per year, tenant adds, as we do on our own sites, to get the same financial outcome. I believe, as I mentioned on the call three weeks ago, that the actual breakeven on that’s about 70%.

Even with the additional capital expenditures that we have conservatively forecasted in our outlook for that business, again higher than what we’re spending and what Global is spending, when you look at that all together, about 70% lease up on that portfolio looks to be about financial breakeven to us.

I wanted to make sure that that was clear. That was one of the key drivers for the decision which was that we looked at the results they’ve been posting, which looked quite reasonable. We looked at our SouthPointe data, it looked like there was plenty of additional tenant opportunities there. Then, comparatively needing to add less tenants per tower there than on our own sites. That is how we got comfortable with that very critical question.

Anthony Klarman	Now, what has your ability been to really dig into the weeds and look at a lot of the acquisitions that Global Signal made? Obviously you certainly would have seen the book on Sprint so you probably had done your own diligence on that transaction before they completed it. But there are lots of other transactions that were made even going back to when it was Pinnacle before they had emerged from their reorganization. What has your ability been to really diligence the sites and have a good sense as to what the customer make up of their average revenue per tower is?

John Kelly	Anthony, it wasn’t a question of just looking at the books that were otherwise prepared by Sprint sites or any one of the other companies that they bought towers from. What we do is a grounds-up evaluation of the potential acquisition. It was no different in this particular case, notwithstanding the fact that it’s a lot of towers.

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Basically you start with this question of what is the leasing demand on their towers. It’s not a finger in the air, what does it look like based on macros. It’s back down to by tower, by customer, current customers with current technologies, as we’ve indicated to you. It is the methodology around SouthPointe, and we were able to isolate what the specific Global towers, tower by tower, have in the way of leasing prospects by specific carriers.

That accommodates all of their portfolio as it were, where it’s not this specific transaction that they entered into or that specific transaction. It’s basically looking at this as a holistic portfolio and looking at each one of these as unique facilities.

In those areas, I mentioned a number of new top 50 markets that we would otherwise be adding to our portfolio. Where we wouldn’t have traditionally had the drive test data necessary for us to do the work, we got the drive test data to go ahead and do that work. So, that way we were in a position of seeing, what does the leasing look like.

Then, what we looked at as well was we did a rigorous examination of the actual facilities, looking at things like compound spaces, looking at the structures so we could otherwise translate were there difficulties that we needed to be aware of vis-à-vis accommodating those lease prospects on those particular facilities. Were there structural issues? What we’re finding is there’s always a way to mitigate structural issues in terms of reinforcement, so that’s not typically a problem but you need to ensure that you’ve done appropriate modeling for that in your cap ex going forward which we have.

The issue that is a little more problematic is if you’re otherwise boxed in on a compound and there is no way to expand the compound, then whether there’s demand for that site or not, you fundamentally can’t add the tenant. So, we looked at that in great detail as well and were able to get very comfortable that the extent to which these facilities are boxed in is not material from the standpoint of its impact on that portfolio over time.

I would tell you that it really is not an issue of any particular transaction that they entered into under-performing or being a problem. I think the big issue is that that company, and we’ve regularly talked about it, was predominantly deal oriented and has only recently been very focused on operationalizing the various different deals.

You integrate those assets into our company with our systems, our people, our processes and you’re going to be unlocking the potential of that we believe, much more rapidly than they would have on their own. And that’s how we get comfortable that we’re not going to be looking at significant issues post-close as we start to market these assets.

Anthony Klarman	Two financial questions. First, the cash portion of the Global Signal transaction effectively serves the purpose of a buyback in terms of reducing effective dilution from the deal. Will you take a breather at this point on

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your own stock buyback and wait to see what portion of shareholders subscribe to the cash portion versus the stock portion? And is the group that you noted at the time of the announcement of the deal who represented 40%, will they all be taking the stock portion of the transaction?

Ben Moreland	Second question, answer we don’t know. Obviously, we don’t speak for them. They’ll have the same option around that cash component as the others.

Anthony, we do look at the $550 million of consideration exactly like a stock purchase. It’s resulting in us issuing 15 million less shares into the transaction, so it is exactly the same thing. It means we will conclude the year, even if we don’t buy anymore shares between now and then, having spent almost $1.1 billion on stock purchases out of this balance sheet. So pretty aggressive, and frankly we are going to get the $550 million commitment put together. Don’t have a lot of capacity in the near term post that only because that takes us at closing to about 8.2 times debt to EBITDA. Very happy, comfortable with that, particularly if it’s financed at lower rates.

But, you won’t see us go much beyond that. We’re probably not going to do anything between now and then because that $550 is a very adequate and nice, big number out there.

Again, on the cash consideration in terms of how the large shareholders over there would vote, we certainly can’t speak for them on that.

Anthony Klarman	Thank you.

Ben Moreland	You bet.

Operator	The next question comes from Vance Edelson with Morgan Stanley. Please go ahead.

Vance Edelson	Thanks and congrats on the quarter. Most of my questions have been answered. In terms of land purchases, it seems like activity stepped up a bit this quarter. Is that a good run rate to use going forward? Is there any increased sense of urgency to acquire land or is it more that now you have the cash so you’re looking for ways to opportunistically put it to use?

Ben Moreland	Yeah, Vance, I hope it’s not a run rate. I hope we can continue to grow it. But it has stepped up and it’s been through the effort of a lot of very good people that are working on it in our company, and I might add Global Signal’s doing a very good job as well it appears, and based upon their reported results as of the second quarter.

So, as we go forward we certainly expect to continue that. I would expect we will encourage and hope that the team at Global Signal will do the same. Post-closing we have the view that we will as a combined company use those resources to continue to buy land. It’s really opportunistic in our view.

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As we’ve talked about it before, we’re also doing a significant amount of extensions of ground leases, so continuing to move out the average maturity. We think it’s a terrific use of capital on our part. And its essentially refinancing what’s an off balance sheet obligation with a much more efficient structure and controlling the asset long-term. Again, we’ll continue to do all we can.

Vance Edelson	Same type of question on the new tower construction. The amount spent there was up a bit sequentially, up a lot over the past year. Should we expect that to go down in coming quarters or might that pick up steam?

Ben Moreland	Well, we’re trying to ramp that business. We want to be very careful. Obviously, we want to make sure that the sites we build are all going to perform, and we’ve used all of our internal systems to predict, in addition, to just the anchor tenant what the additional tenancy would be.

So, we are ramping that and I think if we’re successful you’ll see that continue to grow in 2007, but it’ll only be based upon success. We have no internal initiative to build sites just as an exercise. It’s obviously a financial undertaking and to meet customer needs where we see the need. We certainly have adequate capital to make those investments and we will continue to do so as we demonstrate to ourselves we can do that in an accretive way.

Vance Edelson	If I could ask one technology question. We’re hearing a lot about the potential demise of CDMA, especially on a global basis, less so in the U.S., although I believe there are some very small carriers that have already made the move from CDMA to GSM. Does that have any implications for you or would you say you’re more technology agnostic and indifferent to carriers making the switch? Any implications in terms of the space needed, floor space and so forth?

John Kelly	Vance, I think that one of the great aspects of this particular business is that it is technology agnostic. What goes on the tower is not of particular consequence from our standpoint in terms of the technology that’s being broadcast. The only thing you find if a company were to actually make a switch is that at times they’ll have duplicative antennas serving the two different technologies to ensure that they are not compromising quality on one while they’re migrating to the other.

Relative to things like floor space, to the degree that they have a shelter at the bottom of the tower, then typically they’d be able to put the new electronics into that shelter side by side with the old electronics and be able to make the switch that way. We wouldn’t even see it.

To the degree that they have outdoor cabinets, well then they would need additional ground space leased with which to be able to accommodate the new electronics while they’re otherwise migrating to that and then they would take the old electronics out and reduce some of the size.

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It would be conceivably an interim step up, pick up in some respects, but we’re not seeing as much of that, certainly from a U.S. carrier perspective, that would suggest if there’s anything in the near term that would indicate that there’s any even near term pick up in that regard.

That hopefully answers what the logistics are on an operational basis. Nothing much in the way of a pick up for us, at least from our perspective in the near term.

Vance Edelson	That’s helpful. Thanks.

Management	Sure.

Operator	Our next question comes from Jim Ballan with Bear Stearns. Please go ahead.

Jim Ballan	Thanks a lot. A couple of quick questions. One is can you give us any update on the expected timing of the closing of the deal? I know you’ve said first quarter but can you give us any more granularity there and maybe what’s left to do?

Then the other question that I had was can you talk about any indications of any pauses by any of the carriers as they have been going pretty much gangbusters for a while here, to take a break, to reload or to think about the new spectrum that’s been acquired? And are you getting any indications that that may happen over the next quarter or two?

John Kelly	Jim, relative to the two questions on the timing of the deal. I think all we can really still say at this juncture is that it is first quarter in that we can’t predict how the regulators otherwise will handle this particular transaction. Our belief is that there are plenty of precedents that have been established for this type of transaction to otherwise move through the regulatory process without significant delay. We can’t call that until after we’ve really been down the road a few more weeks relative to that.

So at this juncture, unfortunately, I’d have to still say that it’s a first quarter ‘07 kind of event as we had indicated three weeks back when we announced it.

Then, with respect to the carriers and any kind of pausing, it depends upon what the carrier was specifically doing. As I’m looking across all the numbers on my sheet in front of me here, as a carrier is otherwise doing an upgrade and really focused on an upgrade, they’re going to pick up incrementally from what their steady state is. So, to the degree they’re coming to the backend of that upgrade, some of that activity, a lot of which at this stage would have been taking the form of amendments, adding antennas and lines to existing facilities, otherwise will taper back a bit and then they’ll start going back to more of their steady state.

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Those that hadn’t really been in the process of doing a large scale upgrade would have and as I’m looking at my numbers, continue to be operating pretty much at a steady state of new sites being added. So, that doesn’t really change too much.

Then, your second point which was there was a lot of new launches that some of the regionals otherwise described in their most recent announcements. Once a system’s launched, clearly a large pent-up activity is otherwise released at that juncture. So, then they start going back to a more steady state as well in terms of leasing.

I think that’s some of what you would see at this juncture which is that for those two reasons there’s going back to a little more of a steady state from perhaps what was a more than normal quarter based on some of these other activities having taken place in the third quarter. But certainly not a pause as in going to very little new leasing because there does appear to be, and there’s a real linkage, that I think the carriers are seeing between churn rate, quality of network and expenditures on cap ex keeping up with their customer demand. That’s both for voice and for data.

The cost of continuing to build out the network is small, quite frankly, compared to what the cost of incremental churn costs them. So, what we’re seeing is steady state environments for most of our carrier customers. That is what gives us some ability along with clearly our Project SouthPointe to forecast going into the future.

Jim. Ballan	That’s great, John. I really appreciate it.

John Kelly	You bet, Jim.

Operator	Ladies and gentlemen, we have time for one final question. Our last question comes from Michael Rollins with Citigroup. Please go ahead.

Michael Rollins	Hi. Good morning.

Management	Good morning.

Michael Rollins	A couple of questions. The first one was I didn’t catch and you may have mentioned it, forgive me if I missed it, what the organic growth rate was in the third quarter on revenue?

The second question I had was if you look at your portfolio, what percent of sites needs some significant investment to add a new tenant and what would that average investment be?

Then the last part is could you compare what that would be for you versus what it would be for Global Signal based on your due diligence? Just to try

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to understand the cost of growth if you look to continue to grow your portfolio over time and then accelerate the growth of the pending acquisition. Thanks.

Ben Moreland	Mike, I can hit both of those for you pretty quick and tell you how we did. The quarterly growth if you back out Mountain Union would have been about 13% just quarter-to-quarter. So, that clears that up, hopefully. Still, obviously, the very vast majority of this being organic.

On the cap ex question, it’s one we study a lot because we want to make sure … It’s a terrific investment. I should start with the fact that it’s the first dollar we will always spend because it always comes with a tenant by definition and in our case we’re spending on average about $12,000 per new tenant add so call it a nine month payback.

In terms of the percent of sites, that’s a tough one because it varies. It goes everywhere from no cap ex required to a substantial rebuild occasionally where you’ve got a very heavily loaded tower and the next tenant pushes you to do some major reconstruction. So, on average, about $12,000 per site.

Our modeling, and this is purely modeling now, for Global Signal was twice that number. So that is more than they are spending, it’s more than we’re spending on our own portfolio. It’s the nature of how we model things, and that is we’d love to be conservative and incorrect on the downside there.

That’s how we’ve modeled it and that’s certainly within the expectations of you have to get to 70% leasing to break even financially. The cap ex was certainly in that model when we did that ,so I wanted to share that with you all.

It goes to the notion that there are some sites there that will require some effort and spend, but we hope and believe that we have been extremely conservative in that outlook.

Michael Rollins	Just to make sure I understand those numbers. So when you say $12,000 for you for your average site, that could mean you have half your sites (I’m just making this up) that are zero and the other half might be $24,000. So, the average is $12,000 and that would be the same for Global where some might not need any incremental investment but some might need significantly more than that average? Is that a fair way of understanding?

Ben Moreland	Obviously, that’s how the average will work, sure. You’ll have some that are zero and some that are substantial.

Michael Rollins	So it’s $12,000 on every new tenant, not on just those sites that need to be upgraded?

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Ben Moreland	That’s correct.

John Kelly	Correct. The only point, Michael, is that your 50/50 split makes sense on a hypothetical but it isn’t 50/50 where 50% need twice the number and 50% need zero. It’s a smaller minority that need substantial cap ex. It’s just that when they do, we’re typically doing some sophisticated structural work and/or a rebuild and that’s where it takes up the average number.

Michael Rollins	Thank you.

Ben Moreland	Thank you, Mike.

John Kelly	Ladies and gentlemen, sorry we ran over a little bit our one hour normal timeframe. We wanted to ensure that we took as many questions as we could given the recent announcement of the Global Signal transaction some three weeks ago.

Appreciate your attendance this morning and again as we sit here today we’re looking at wrapping up a very good year and we look forward to talking to you about that as we report our fourth quarter results in the first quarter of next year. Take care and we’ll talk to you soon. Bye-bye.

Operator	Ladies and gentlemen, this does conclude the Crown Castle International third quarter earnings conference call. You may now disconnect and thank you for using ACT Teleconferencing.

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